Tidal Trust II

234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

October 24, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 247 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to a comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 4, 2024, with respect to the registration statement of the YieldMax™ Target 12 Semiconductor Income ETF, YieldMax™ Target 12 Biotech and Pharma Income ETF, YieldMax™ Target 12 Energy Income ETF, YieldMax™ Target 12 Real Estate Income ETF, YieldMax™ Target 12 Tech and Innovation Income ETF and YieldMax™ Target 12 Big 50 Income ETF (each a “Fund,” together the “Funds”). For your convenience, the comment has been reproduced with a response following the comment. The Trust notes that additional comments were provided on October 4, 20204 which will be responded to at a later date. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

In addition, the Trust notes that it has determined to revise each Fund’s name as shown in the following chart to better reflect the Funds’ strategies, particularly through the inclusion of the word “Option”:

Old Name	New Name
YieldMax™ Target 12 Semiconductor Income ETF	YieldMax™ Target 12™ Semiconductor Option Income ETF
YieldMax™ Target 12 Biotech and Pharma Income ETF	YieldMax™ Target 12™ Biotech & Pharma Option Income ETF
YieldMax™ Target 12 Energy Income ETF	YieldMax™ Target 12™ Energy Option Income ETF
YieldMax™ Target 12 Real Estate Income ETF	YieldMax™ Target 12™ Real Estate Option Income ETF
YieldMax™ Target 12 Tech and Innovation Income ETF	YieldMax™ Target 12™ Tech & Innovation Option Income ETF
YieldMax™ Target 12 Big 50 Income ETF	YieldMax™ Target 12™ Big 50 Option Income ETF

General

1.	With respect to use of the number “12” in each Fund’s name, the Staff believes the inclusion of numbers in names is potentially misleading when referring to potential income or returns of a fund, the case here, as there is no guarantee that the targeted income or return will be achieved. Accordingly, please remove the number “12” from each Fund’s name.

Response: The Trust responds supplementally by noting that each Fund’s name expressly includes the word “Target” immediately before the number “12.” Additionally, the principal investment strategies section uses the defined term “Annual 12% Target.” As a result, investors will clearly understand that the reference to “12” represents a goal rather than a guarantee. The meaning of the number “12” is further clarified within the context of the principal investment strategy disclosures. Moreover, the principal investment strategies section will be updated, pursuant to a different Staff comment, to clearly state that there is no guarantee a Fund will achieve its targeted income from options or other sources in any given year. The Trust has also provided, under separate cover, an example of another fund using a number in its name in a similar context. For these reasons, the Trust respectfully disagrees with the Staff’s position that the inclusion of the number “12” is misleading, and therefore declines to make the requested change.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer
John Hadermayer
SVP of Legal Services
Tidal Investments LLC